                                                                    Exhibit 12.1


                         QUEST DIAGNOSTICS INCORPORATED
         COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                               PREFERRED DIVIDENDS
                      (DOLLARS IN THOUSANDS, EXCEPT RATIOS)



                                                               YEAR ENDED DECEMBER 31,
                                           -------------------------------------------------------------

                                             2000         1999         1998         1997         1996
                                           -------------------------------------------------------------
Income (loss) before income taxes,
  equity earnings and minority
  share of income .....................    $ 204,002    $  20,473    $  61,070    $ (16,468)   $(676,202)
Adjustments:
  Distributed income from less
     than 50% owned companies .........        2,952        1,740           --           --           --
  Fixed charges .......................      145,721       89,336       59,242       61,860       94,098
                                           ---------    ---------    ---------    ---------    ---------
Earnings before taxes and fixed
  charges, as adjusted ................    $ 352,675    $ 111,549    $ 120,312    $  45,392    $(582,104)
                                           =========    =========    =========    =========    =========

Fixed charges:
  Interest expense ....................    $ 120,471    $  69,842    $  43,977    $  46,040    $  77,691
  Portion of rent expense which
     represents interest factor .......       25,250       19,494       15,265       15,820       16,407
                                           ---------    ---------    ---------    ---------    ---------
Total fixed charges ...................    $ 145,721    $  89,336    $  59,242    $  61,860    $  94,098
                                           =========    =========    =========    =========    =========

Preferred dividends:
  Preferred dividend requirements .....    $     118    $     118    $     118    $     129    $      --
  Ratio of pre-tax income to net
     income ...........................          1.9        (11.3)        (2.0)         0.9          1.1
                                           ---------    ---------    ---------    ---------    ---------
  Pre-tax preferred dividend
     requirement ......................          225       (1,327)        (235)         110           --

Total fixed charges ...................      145,721       89,336       59,242       61,860       94,098
                                           ---------    ---------    ---------    ---------    ---------
Fixed charges and pre-tax
   preferred dividend requirement .....    $ 145,946    $  88,009    $  59,007    $  61,970    $  94,098
                                           =========    =========    =========    =========    =========

Ratio of earnings to fixed charges ....         2.4x         1.2x         2.0x        --(a)        --(a)

Ratio of earnings to combined fixed
   charges and preferred dividends ....         2.4x        1.3x         2.0x        --(a)        --(a)



(a) Earnings were insufficient to cover combined fixed charges and preferred stock dividend requirements by the following amounts (in thousands) in the years indicated:



                 YEAR ENDED DECEMBER 31,
            ---------------------------------
                1997                  1996
            ------------          -----------
             $   16,578            $  676,202